UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                           (AMENDMENT NO. 16) *

                    Coca-Cola Bottling Co. Consolidated
                             (Name of Issuer)

                  Common Stock, Par Value $1.00 Per Share
                      (Title of Class of Securities)

                                 191098102
                              (CUSIP Number)

                             James E. Chestnut
             Senior Vice President and Chief Financial Officer
                           The Coca-Cola Company
                            One Coca-Cola Plaza
                          Atlanta, Georgia 30313
                              (404) 676-2121
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              With a Copy to:
                         Carol Crofoot Hayes, Esq.
                           The Coca-Cola Company
                            One Coca-Cola Plaza
                          Atlanta, Georgia 30313


                             February 20, 1997
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                               SCHEDULE 13D
CUSIP No. 191098102

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Coca-Cola Company
     58-0628465

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) [   ]
                                                       (b) [ X ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
     N/A                                                    [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Delaware

 NUMBER OF    7  SOLE VOTING POWER
  SHARES         2,213,007 shares of Common Stock, $1.00 par value per share
BENEFICIALLY
  OWNED BY    8  SHARED VOTING POWER
   EACH          None
 REPORTING
  PERSON      9  SOLE DISPOSITIVE POWER
   WITH          2,213,007 shares of Common Stock, $1.00 par value per share

             10  SHARED DISPOSITIVE POWER
                 None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,213,007 shares of Common Stock, par value $1.00 per share

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                             [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     31.41%

14   TYPE OF REPORTING PERSON*
     CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1.   SECURITY AND ISSUER

This statement relates to the Common Stock, par value $1.00 per share (the "Common Stock"), of Coca-Cola Bottling Co. Consolidated, a
Delaware corporation ("Consolidated"). The principal executive offices of Consolidated are located at 1900 Rexford Road, Charlotte, North Carolina 28211.


ITEM 2.   IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated as follows:

     This statement is being filed by The Coca-Cola Company, a Delaware corporation, having its principal executive offices at One
     Coca-Cola Plaza, Atlanta, Georgia 30313, telephone (404)676-2121.

     The Coca-Cola Company is the largest manufacturer and distributor of soft drink concentrates and syrups in the world. The Minute Maid Company (formerly known as Coca-Cola Foods), a division of The Coca-Cola Company, is the world's largest processor of packaged citrus products.

     Certain information with respect to the directors and executive officers of The Coca-Cola Company is set forth in Exhibit A(99) attached hereto, including each director's and executive officer's business address, present principal occupation or employment, citizenship and other information.

     Neither The Coca-Cola Company nor, to the best of its knowledge, any director, executive officer or controlling person of The Coca-Cola Company has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding either The Coca-Cola Company or any director, executive officer or controlling person of The Coca-Cola Company was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.


ITEM 4.   PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following:

     As previously described in Amendment No. 15 to Schedule 13D dated January 17, 1997, on December 16, 1996, Consolidated announced that it expected to purchase from its stockholders about 508,690 shares of Common Stock pursuant to a Dutch auction self-tender offer. In addition, on January 7, 1997, as previously described, Consolidated announced that it had purchased 145,260 shares of Common Stock in a private transaction with a single stockholder. Consolidated indicated on January 7, 1997, that following these purchases it had 7,320,609

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     shares of Common Stock outstanding and 1,319,862 shares of
     Class B Common Stock outstanding.

     Pursuant to the Stock Rights and Restrictions Agreement, The Coca-Cola Company has agreed that if it (a) owns 30.67% or more of the outstanding shares of common stock of Consolidated (i.e., shares of both Common Stock and Class B Common Stock) or (b) owns 23.59% or more of the total votes of all outstanding shares of all classes of capital stock of Consolidated, it will (x) negotiate in good faith for a sale of the shares of common stock of Consolidated in excess of 29.67% to Consolidated and (y) in any event exchange that number of shares of Class B Common Stock for shares of Common Stock so that it will (i) own from 20% to 21% of the outstanding shares of Class B Common Stock and (ii) hold from 22.59% to 23.59% of the total votes of all outstanding shares of all classes of capital stock of Consolidated.

     As a result of the purchases by Consolidated in December 1996 and January 1997, The Coca-Cola Company following such repurchases owned approximately 31.92% of the total number of outstanding shares of common stock (i.e., shares of both Common Stock and Class B Common Stock). Accordingly, as previously described, on January 17, 1997, The Coca-Cola Company commenced negotiations with Consolidated regarding the repurchase by Consolidated from The Coca-Cola Company of approximately 275,000 shares of Common Stock in accordance with the Stock Rights and Restrictions Agreement. On February 20, 1997, The Coca-Cola Company sold to Consolidated, in accordance with the Stock Rights and Restrictions Agreement, 275,490 shares of Common Stock at a price of $47.50 per share in cash.

     Except as discussed herein or as previously disclosed in this
     Schedule 13D, The Coca-Cola Company does not have any plans or proposals which relate to or would result in:

          (i) The acquisition by any person of additional securities of Consolidated, or the disposition of securities of Consolidated;

         (ii) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Consolidated or any of its subsidiaries;

        (iii) A sale or transfer of a material amount of assets of Consolidated or of any of its subsidiaries;

         (iv) A change in the present board of directors or management of Consolidated, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (v) Any material change in the present capitalization or dividend policy of Consolidated;

         (vi) Any other material change in Consolidated's business or corporate structure;

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        (vii)  Changes in Consolidated's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Consolidated by any person;

       (viii) Causing a class of securities of Consolidated to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

         (ix) A class of equity securities of Consolidated becoming eligible for termination of registration pursuant to Section
     12(g)(4) of the Exchange Act; or

          (x)  Any action similar to any of those enumerated above.

     However, The Coca-Cola Company at any time may propose any of the foregoing which it considers desirable.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended by adding the following:

     On February 20, 1997, The Coca-Cola Company sold to Consolidated, in accordance with the Stock Rights and Restrictions Agreement, 275,490 shares of Common Stock at a price of $47.50 per share in cash.

     Following such sale, The Coca-Cola Company beneficially owns 2,213,007 shares of Common Stock (or approximately 31.41% of the outstanding shares of Common Stock at February 20, 1997), and 269,158 shares of Class B Common Stock (or approximately 20.39% of the outstanding shares of Class B Common Stock at February 20,
     1997). Following such sale, The Coca-Cola Company beneficially owns shares of Consolidated representing in the aggregate approximately 22.71% of the total votes of all outstanding shares of all classes of capital stock of Consolidated.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended by adding the following:

     On February 20, 1997, The Coca-Cola Company sold to Consolidated, in accordance with the Stock Rights and Restrictions Agreement, 275,490 shares of Common Stock at a price of $47.50 per share in cash.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended by adding the following:

  Exhibit A (99) - Directors and Executive Officers of The Coca-Cola
                   Company

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                                SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              THE COCA-COLA COMPANY

                              By: /s/ JAMES E. CHESTNUT
                                 James E. Chestnut
                                 Senior Vice President and
                                 Chief Financial Officer

Date: February 21, 1997

















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                               EXHIBIT INDEX


EXHIBIT                         DESCRIPTION

 A (99)   Directors and Executive Officers of The Coca-Cola Company